Exhibit 99.1

STELLANTIS announces successful signing of €12 billion syndicated Revolving Credit Facility

Amsterdam, July 23, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announces that it has signed a new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks.

This new RCF replaces the existing syndicated RCF’s from the Groupe PSA (€3.0 billion) and FCA Group (€6.25 billion), thereby providing an increase in the group’s overall liquidity and an extension of the duration of the facility.

This new RCF, available for use in general corporate purposes, is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year.

This successful transaction confirms the strong support to Stellantis from its international relationship banks.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Bertrand BLAISE +33 6 33 72 61 86 - bertrand.blaise@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Pierre-Olivier SALMON +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
www.stellantis.com